UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of July 2006

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Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated July 26, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ilan Pacholder Name: Ilan Pacholder Title: Corporate Secretary

Dated: July 26, 2006

EXHIBIT INDEX

Exhibit No. 1.	Description Press Release dated July 26, 2006.

Elbit Systems selected to provide avionic systems for Colombia’s Super Tucano aircraft valued at approximately $17 Million

Haifa, Israel, July 26, 2006 – Elbit Systems Ltd. (Nasdaq Global Market:ESLT) was awarded a contract by the Brazilian aircraft manufacturer Embraer, to supply avionic systems for the Colombian Air Force’s Super Tucano aircraft.

Elbit Systems’ share of the project is expected to amount to approximately $17 Million and will include also a logistics support package. The current order awarded to Elbit Systems calls for the supply of a major portion of the contract’s avionic systems, scheduled to take place during 2006 and 2007.

The agreement between Elbit Systems and Embraer for the supply of aircraft to Colombia is yet a further stage in the cooperation between the two companies. Elbit Systems is already the supplier of avionic packages, equipment, maintenance and logistics services for the Brazilian Air Force Super Tucano aircraft, manufactured by Embraer, an ongoing successful program that has paved the way for further joint ventures.

Joseph Ackerman, President and CEO of Elbit Systems said: “Embraer and Elbit Systems have a successful track record of winning international tenders and we look forward to the success of further ventures worldwide. We are pleased to take part in Embraer’s project in Colombia and are confident that the systems integrated in the aircraft will improve its performance and add to the safety of the pilots. I trust that the success of this project will bring about additional programs reflecting the unique capabilities and strengths of both companies.”

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

About Embraer

Embraer (Empresa Brasileira de Aeronáutica S.A.) — NYSE: ERJ; Bovespa: EMBR3 and EMBR4) is the world’s leading manufacturer of Commercial jets up to 110 seats with 36 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global Airline, Defense and Business jet markets. With headquarters in São José dos Campos, state of São Paulo, the Company has offices and customer service bases in the United States, France, Portugal, China and Singapore. Embraer is among Brazil’s leading exporting companies. As of December 31, 2005, Embraer had a total workforce of 16,953 people, and its firm order backlog totaled US$ 10.4 billion.

Contacts

Company contact Ilan Pacholder, Corporate Secretary and VP Finance & Capital Markets Elbit Systems Ltd. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	IR Contacts Ehud Helft/Kenny Green GK International Tel: 1-866-704-6710 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.